SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                       Pacific Gateway Exchange, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $.0001 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  69432710
                        ----------------------------
                               (CUSIP Number)


                             December 31, 1999
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 pages

-------------------------                           ---------------------------
CUSIP No. 69432710                   13G                   Page 2 of 5 Pages
--------------------------                          ---------------------------


-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                             Howard A. Neckowitz
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
-------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            2,850,295 shares of Common Stock
                           ----------------------------------------------------
          NUMBER OF              6       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       -0- shares of Common Stock
           OWNED BY        ----------------------------------------------------
             EACH                7       SOLE DISPOSITIVE POWER
          REPORTING
            PERSON                          1,856,176 shares of Common Stock
             WITH          ----------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                             199,494 shares of Common Stock
-------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,850,295 shares of Common Stock
-------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        14.3% of the Common Stock
-------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

                        IN
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          Page 2 of 5 pages

Item 1(a).        Name of Issuer:

                  Pacific Gateway Exchange, Inc.

        (b).      Address of Issuer's Principal Executive Offices:

                  533 Airport Blvd., Suite 505, Burlingame, California 94010

Item 2(a).        Name of Person Filing:

                  Howard A. Neckowitz.

        (b).      Address of Principal Business Office or, if None, Residence:

                  533 Airport Blvd., Suite 505, Burlingame, California 94010

        (c).      Citizenship:

                  United States of America.

       (d).       Title of Class of Securities:

                  Common Stock, par value $.0001 per share ("Common Stock")

       (e).       CUSIP Number:

                  69432710

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                   (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o);
                   (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);
                   (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                   (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
                   (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); (f) o An employee benefit plan o or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                   (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
                   (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
                            (12 U.S.C. 1813);
                   (i) [ ]  A church plan that is excluded from the
                            definition of an investment company under
                            Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                   (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

       (a).       Amount Beneficially Owned:

                             Page 3 of 5 pages

                  As of December 31, 1999, Howard A. Neckowitz beneficially owned an aggregate of 2,850,295 shares of Common Stock of the Company which represented approximately 14.3% of the outstanding shares. The shares beneficially owned by Mr. Neckowitz include (1) 531,176 shares issuable upon the exercise of stock options that are either currently exercisable or will be exercisable within 60 days and (2) 75,000 shares of restricted stock. The shares beneficially owned by Mr. Neckowitz also include (1) 119,640 shares held by his wife, (2) 27,940 shares held by the Howard A. Neckowitz & Cheryl Neckowitz 1997 Trust, a trust of which he is co-trustee, (3) 51,914 shares held by the Genisis Foundation, a charitable trust of which he is a co-trustee, (4) 697,818 shares held by Gail Granton,
                  (5) 30,500 shares held by the Granton Foundation and 19,000 shares held by the Gail E. Granton Charitable Remainder Unitrust. As of 12/31/99, the shares held by Mr. Neckowitz's wife, the Howard A. Neckowitz & Cheryl Neckowitz 1997 Trust, the Genisis Foundation, Ms. Granton, the Granton Foundation and the Gail E. Granton Charitable Remainder Unitrust were subject to irrevocable proxies granting Mr. Neckowitz the right to vote such shares. The shares beneficially owned by Mr. Neckowitz further include 47,307 shares held by Ronald L. Jensen and the R.J. & G.J. Jensen Foundation for which Mr. Neckowitz has been given an irrevocable proxy to vote such shares until July 31, 2003 or until either party terminates the proxy after July 31, 1999 pursuant to the terms of the proxy or if earlier, the date upon which Mr. Neckowitz becomes unable to perform his duties as an officer of the Company due to his voluntary resignation, termination for cause, long-term disability, physical incapacity or death. With respect to the shares owned by Mr. Neckowitz's wife, the Howard A. & Cheryl Neckowitz 1997 Trust, the Genisis Foundation, Ms. Granton, the Granton Foundation, the Gail E. Granton Charitable Remainder Unitrust, Ronald L. Jensen and the R.J. & G.J. Jensen Foundation for which Mr. Neckowitz holds proxies, Mr. Neckowitz may be deemed to be the beneficial owner of such shares, but Mr. Neckowitz disclaims beneficial ownership of all such shares.

       (b).       Percent of Class:

                  14.3% of the Common Stock determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

       (c).       Number of shares as to which such person has:

                  (i).     Sole power to vote or to direct the vote:

                           Mr. Neckowitz has the sole power to vote or direct the vote of 2,850,295 shares of Common Stock.

                  (ii).    Shared power to vote or to direct the vote:

                           None.

                  (iii). Sole power to dispose or to direct the disposition of:

                           Mr. Neckowitz has the sole power to dispose or to direct the disposition of 1,856,176 shares of Common Stock.

                  (iv). Shared power to dispose or to direct the disposition of:


                             Page 4 of 5 pages

                           Mr. Neckowitz has the shared power to dispose or to direct the disposition of 199,494 shares of Common Stock.

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of a Group.

              Not applicable.

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000


                                             By:/s/ Howard A. Neckowitz
                                                ------------------------------
                                                    Howard A. Neckowitz



                             Page 5 of 5 pages